Exhibit 21.1

ENTITY NAME	JURISDICTION OF FORMATION

NuZee JAPAN Co., Ltd.	Japan

NuZee KOREA Ltd.	South Korea

NuZee Investment Co., Ltd.	Japan

NuZee LATIN AMERICA, S.A. de C.V.	Mexico